[Letterhead of Eversheds Sutherland (US) LLP]
March 26, 2018	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 vladbulkin@ eversheds-sutherland.com

Via EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   TriplePoint Venture Growth BDC Corp.

Registration Statement on Form N-2 Filed March 26, 2018

Dear Mr. O’Connor:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on March 26, 2018 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in Post-Effective Amendment No. 5 to the Company’s registration statement on Form N-2 (File No. 333-204933) (“Amendment No. 5”), filed with the Commission on April 21, 2017 and declared effective on April 26, 2017, except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 5 and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2017, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805, or the undersigned at (202) 383-0815.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:     Harry S. Pangas

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